EXHIBIT 99.1

News Release

TSX:RMX | NYSE.MKT:RBY
June 23, 2014

Rubicon Minerals Infill Drilling Program Continues to Increase Confidence
in the F2 Deposit at the Phoenix Gold Project

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) provides initial results from its 38,000-metre infill drilling program, which continue to confirm the Company’s expectations of the F2 Deposit at the Phoenix Gold Project (“Project”).

“The results from our infill drilling program are encouraging to-date, confirming our expectations of the F2 deposit at the Phoenix Gold Project,” said Michael A. Lalonde, President and Chief Executive Officer of Rubicon. “The results demonstrate continuity of mineralization in areas of the deposit where we had anticipated continuity. The program is still in its early stages and we have recently commenced the underground drilling portion of the program.”

Infill Drilling Program

Rubicon plans to complete 38,000 metres of infill drilling in 2014. The main purpose is to convert inferred mineral resource ounces to the drill indicated category. The area being concentrated on lies between surface and the 610 metre level. This drill program is being carried out on 25 metre spaced holes over the entire length of the F2 deposit. Many of these holes will be located at the extremities of the deposit, or in areas within the deposit that are presently believed to be outside the current mineral resource. For stope planning purposes, it is important to better establish the economic resource boundaries, and better define where the known gaps occur in the mineral resource.

Rubicon completed a total of 39 holes for 7,047 metres of drilling from this program as of May 31, 2014. The majority of the drill holes are currently being logged, sampled, cut, or assayed. Drilling from the ice surface provided an effective platform to target the upper portion of the deposit. Table 1 summarizes assay results from the infill drilling program as of May 31, 2014.

Notable assay results include:

●	GT-2014-07: 14.19 grams of gold per tonne (g/t “Au”) over 6.8 m
●	GT-2014-08: 10.52 g/t Au over 8.0 m

Underground drilling started in early May, with two drills working on the 244-metre level. Current drilling has focused on areas that are sparsely drilled, specifically outside the core of the deposit and the Hanging Wall Zone.

PR14-11 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (866) 365-4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto ON, CANADA  M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Please see figures 1, 2, and 3 at the end of this release to see the plan and long section views of the infill drilling program. Results from the infill drilling program have confirmed expectations of the deposit so far. The Company is also encountering some additional economic intercepts within previously anticipated gaps in the resource.

Once the infill program is completed, Rubicon will follow up with a second drilling phase called definition drilling. This drilling will be on a tighter pattern of 12.5 metres or less. The second phase of drilling will be more focused and will be carried out only within the known mineral resource blocks, to better define the grade and geometry of individual stopes. The goal is to have tightly defined drilling sufficient for detailed stope planning for the first three years of potential production.

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. The start of potential gold production is projected in mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE MKT (RBY) and the Toronto Stock Exchange (RMX).

RUBICON MINERALS CORPORATION
“Mike Lalonde”
President and Chief Executive Officer

The content of this news release has been read and approved by Daniel Labine, P.Eng., Vice President of Operations and Mark Ross, B.Sc., P.Geo., Chief Mine Geologist, for Rubicon. Both are Qualified Persons as defined by NI 43-101.

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", “look forward” and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the New Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (“New PEA”) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the New PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

PR14-11 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto, ON, CANADA  M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may be to be incurred in respect of the Phoenix Gold Project.

The New PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  The quantity and grade of reported inferred resources referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

Forward-looking statements in this news release include, but are not limited to statements regarding potential production being achieved in mid-2015.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This news release uses the terms “indicated mineral resources” and “inferred resources”.  The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances.  The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of an indicated or inferred resource exists or is economically or legally mineable.  Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

PR14-11 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto, ON, CANADA  M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 1: Plan View of the Infill Drilling Program (from Surface) Plotted Over Planned Stope Shapes

PR14-11 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto, ON, CANADA  M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 2: Plan View of the Infill Drilling Program Plotted Over Planned Stope Shapes

PR14-11 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto, ON, CANADA  M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 3: Long Section View of the Infill Drilling Program From the Surface Drilling Plotted Over Planned Stope Shapes

PR14-11 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto, ON, CANADA  M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Table 1: Infill Drilling Assay Results Above 610-Metre level
Includes intervals at > 5.0 g/t Au over 1.0 m minimum width, no assay cut

Drill hole number	Elevation	Total depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)
GT-2014-03A	Ice Surface	125.0	86.4	88.9	2.5	5.65
GT-2014-07	Ice Surface	239.0	69.0	72.0	3.0	14.11
			119.0	120.0	1.0	9.26
			126.1	128.6	2.5	15.93
			143.0	149.8	6.8	14.19
GT-2014-08	Ice Surface	134.0	106.0	114.0	8.0	10.52
			117.0	119.0	2.0	8.62
F2-2014-01	Ice Surface	457.0	287.0	288.0	1.0	10.58
F2-2014-03	Ice Surface	424.0	262.1	264.9	2.8	5.07
F2-2014-05	Ice Surface	390.0	310.8	312.2	1.4	6.73
F2-2014-06	Ice Surface	347.0	308.0	309.5	1.5	20.72
			331.2	332.3	1.1	10.24
F2-2014-08	Ice Surface	360.0	261.6	264.0	2.4	5.81
			279.0	280.0	1.0	21.59

PR14-11 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto, ON, CANADA  M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release